UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON,  D.C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*
DEERFIELD TRIARC CAPITAL CORP.
----------------------------------------------------------------------
(Name of issuer)
COMMON, $0.001 PAR VALUE PER SHARE
----------------------------------------------------------------------
(Title of class of Securities)
244572301
--------------
(CUSIP Number)
20 September 2005
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(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(3), 240.1d-1(f)
or 240.13d-1(g), check the following box. [    ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






CUSIP NO. 244572301					Page 2 of 9 Pages
1.	NAME OF REPORTING PERSON
		ROSS FINANCIAL CORPORATION

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  [ ]
    									   (b)  [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS   INVESTMENT PORTFOLIO OF REPORTING PERSON
5.	NO DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
6. 	CITIZENSHIP OR PLACE OF ORGANIZATION - CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER				-0-

8.  SHARED VOTING POWER			8,655,000

9.  SOLE DISPOSITIVE POWER			-0-

10.  SHARED DISPOSITIVE POWER		8,655,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	8,655,000 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11	[ ]
EXCLUDES CERTAIN SHARES*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
	16.8%
14.	TYPE OF REPORTING PERSON*
	CO-CORPORATION









CUSIP NO. 244572301					Page 3 of 9 Pages
1.	NAME OF REPORTING PERSON
		KENNETH B. DART

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  [ ]
   									   (b)  [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS   NOT APPLICABLE - NO DIRECT INVESTMENTS
5.	NO DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
6. 	CITIZENSHIP OR PLACE OF ORGANIZATION - BELIZE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER				-0-

8.  SHARED VOTING POWER			8,655,000

9.  SOLE DISPOSITIVE POWER			-0-

10.  SHARED DISPOSITIVE POWER		8,655,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
		8,655,000 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11	[ ]
	EXCLUDES CERTAIN SHARES*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
		16.8%
14.	TYPE OF REPORTING PERSON  IN-INDIVIDUAL




CUSIP No. 244572301					Page 4 of 9 Pages
1.	NAME OF REPORTING PERSON
		STS, INC.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  [ ]
   									   (b)  [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS   NOT APPLICABLE - NO DIRECT INVESTMENTS
5.	NO DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
6. 	CITIZENSHIP OR PLACE OF ORGANIZATION -CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER				-0-

8.  SHARED VOTING POWER			8,655,000

9.  SOLE DISPOSITIVE POWER			-0-

10.  SHARED DISPOSITIVE POWER		8,655,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
		8,655,000 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11	[ ]
	EXCLUDES CERTAIN SHARES*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
		16.8%
14.	TYPE OF REPORTING PERSON  CO-CORPORATION


CUSIP No. 244572301					Page 5 of 9 Pages
1.	NAME OF REPORTING PERSON
		WILLIAM AND CLAIRE DART FOUNDATION

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [ ]
    									    (b)  [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS   INVESTMENT PORTFOLIO OF REPORTING PERSON
5.	NO DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
6. 	CITIZENSHIP OR PLACE OF ORGANIZATION - MICHIGAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER			2,173,600

8.  SHARED VOTING POWER			-0-

9.  SOLE DISPOSITIVE POWER		2,173,600

10.  SHARED DISPOSITIVE POWER		-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
		2,173,600 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)		[ ]
	EXCLUDES CERTAIN SHARES*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		4.2%
14.	TYPE OF REPORTING PERSON  OO-PRIVATE FOUNDATION






CUSIP No. 244572301					Page 6 of 9 Pages
ITEM l.  SECURITY AND ISSUER
		COMMON STOCK
		DEERFIELD TRIARC CAPITAL CORP.
		8700 WEST BRYN MAWR AVENUE, 12TH FLOOR
		CHICAGO, IL  60631

ITEM 2.  REPORTING PERSONS
Ross Financial Corporation, P. O. Box 31363SMB, Grand Cayman, Cayman Islands, BWI, a Cayman Islands corporation, owns an investment portfolio.

STS, Inc., P. O. Box 31363SMB, Grand Cayman, Cayman Islands, BWI, a Cayman Islands corporation, is a holding company which owns all of the outstanding stock of Ross Financial Corporation.

Kenneth B. Dart, P. O. Box 31300SMB, Grand Cayman, Cayman Islands, BWI, a Belize citizen and businessman, is the beneficial owner of all of the outstanding stock of STS, Inc. Mr. Dart is also the President of Dart Container Corporation, a manufacturer of food service products, of 500 Hogsback Road, Mason, MI 48854.

The William and Claire Dart Foundation, 500 Hogsback Road, Mason, MI 48854, is a private foundation organized in Michigan.

The reporting persons listed above are filing jointly because they may be regarded as a group. However, Ross Financial Corporation and the William and Claire Dart Foundation each disclaim beneficial ownership of the shares owned by the other, and Kenneth B. Dart and STS Inc. disclaim beneficial ownership of the shares owed by the William and Claire Dart Foundation.

Each of the reporting persons disclaims membership in a group, and this filing shall not constitute an acknowledgement that the filing persons constitute a group.

In the last five years, none of the reporting persons listed above have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

In the last five years, none of the reporting persons listed above was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

ITEM 3.  SOURCE OF FUNDS
Ross Financial Corporation invests on its own behalf. Its source of funds for this investment is cash held in its portfolio.

The William and Claire Dart Foundation is a private charitable foundation. It invests its undistributed funds in its own investment portfolio. Its source of funds for this investment is cash held in its portfolio.

None of the funds invested are borrowed.

CUSIP No. 244572301					Page 7 of 9 Pages

ITEM 4.  PURPOSE OF TRANSACTION
The purpose of the investment for each of the reporting persons is income from the anticipated dividend stream and from increases in the stock value. The reporting persons have no other plans or proposals with respect to the issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
Item 5(a)
Reporting Person		Shares Beneficially Owned	Percentage
Ross Financial Corporation	8,655,000			16.8%
STS, Inc.				8,655,000			16.8%
Kenneth B. Dart Mgmt		8,655,000			16.8%
William and Claire
	Dart Foundation		2,173,600			4.2%

Item 5(b)
Ross Financial Corporation	8,655,000 shares over which there
are shared voting and dispositive powers
STS, Inc.	8,655,000 shares over which there are shared voting
	and dispositive powers
Kenneth B. Dart  8,655,000 shares over which there are shared voting
	and dispositive powers
William and Claire Dart Foundation    2,173,600 shares over which
	there is sole voting and dispositive power

Item 5(c)
At the date of the issuer's initial public offering in June 2005 the following stock was held by the reporting persons:
Ross Financial Corporation - 8,655,000 shares
William and Claire Dart Foundation - 1,345,000 shares

Subsequently, the William and Claire Dart Foundation used cash from its investment portfolio to make additional purchases through a broker:
Date      	Quantity  		Price
09/20/2005	10,000	$     13.1
09/21/2005	623,100	$     13.0
09/22/2005	36,200 	$     13.0
10/20/2005	24,700	$     12.9
10/24/2005	1,200		$     13.0
11/01/2005	111,900	$     12.9
11/04/2005	6,500 	$     12.7
11/08/2005	15,000	$     12.7

Items 5(d) and (e) - Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT
 TO SECURITIES OF THE ISSUER

None.

ITEM 7.  N/A





CUSIP No. 244572301					Page 8 of 9 Pages

SIGNATURE.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


ROSS FINANCIAL CORPORATION
BY:  Kenneth B. Dart, Director
14 February 2006


STS, INC.
BY:  Kenneth B. Dart, Director
14 February 2006


KENNETH B. DART
14 February 2006


WILLIAM AND CLAIRE DART FOUNDATION
BY:  William A. Dart
14 February 2006



CUSIP No. 244572301					Page 9 of 9 Pages


EXHIBIT A
JOINT FILING AGREEMENT


The undersigned agree to the joint filing of Form 13D (including any and all amendments thereto) with respect to the shares of Common stock of Deerfield Triarc Capital Corp. The undersigned further agree and acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.


ROSS FINANCIAL CORPORATION
BY:  Kenneth B. Dart, Director
14 Feburary 2006


KENNETH B. DART
14 Feburary 2006


STS INC.
BY:  Kenneth B. Dart, Director
14 February 2006


WILLIAM AND CLAIRE DART FOUNDATION
BY:  William A. Dart
14 February 2006